February 12, 2014

VIA EDGAR

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Calypte Biomedical Corporation Preliminary Proxy Statement on Schedule 14A Filed January 27, 2014 File No. 001-32280

Dear Ms. Ravitz:

On behalf of Calypte Biomedical Corporation (the “Company”), we are responding to the staff’s letter of February 10, 2014 with respect to the above-referenced proxy statement. For the staff’s convenience, we have repeated the staff’s comment below in italics above our response.

1.

Please revise the proxy to include the financial and other information required by Item 13(a) of Schedule 14A. In this regard, we note that the proposed reduction to the par value of your common stock represents a modification to your securities covered by Item 12 of Schedule 14A and the authorization of additional securities is separately covered by Item 11 of the schedule. In addition, since you have not filed an annual report for fiscal 2012 or any quarterly reports covering periods in fiscal 2013, it is unclear how shareholders would be in a position to exercise prudent judgment on the matters presented in the proxy statement.

Response:

We have omitted the financial and other information specified by Item 13(a) in reliance upon Instruction 1 to that item, under which a registrant may omit information that is “not material for an exercise of prudent judgment in regard to the matter to be acted upon.” For the reasons set forth below, we believe that the information presented in the proxy statement or otherwise available to shareholders is sufficient to enable them to exercise prudent judgment on the matters presented in the proxy statement.

Calypte Biomedical Corporation

15875 SW 72nd Avenue, Portland, OR 97224

T +1 503-726-2227 F +1 503-601-6299   www.calypte.com

Amanda Ravitz

February 12, 2014

The Company has a recent history of net losses and limited cash resources. Because of these limited resources, the Company has been unable to complete the audit of its financial statements for periods subsequent to December 31, 2012 and, as a result, has not yet filed its Form 10-K for the fiscal year then ended or its Form 10-Q’s for subsequent periods, nor does it have audited financial statements available for inclusion in the proxy statement. We believe, however, that, in light of the Company’s circumstances, the information available in the proxy statement and from other sources is sufficient for shareholders to make an informed decision. In particular:

(a)     Although the Company has not filed periodic reports since the filing of its Form 10-Q for the quarter ended September 30, 2012, that Form 10-Q and the periodic reports filed during previous quarters paint a clear picture of the Company’s financial condition. In the reports, the Company discloses that it has incurred continuous operating losses and negative cash flow for the past several years. The Company has also consistently stated in its MD&A disclosure that its cash resources are insufficient to meet its anticipated cash needs absent financing from outside sources. In the Form 10-Q for the quarter ended September 30, 2012, the Company’s balance sheet showed cash of approximately $5,000 and minimal liquid assets of other types. We believe that these filings leave little room for a reasonable investor to conclude that the Company’s financial condition is significantly better than it was in September 30, 2012.

(b)     As disclosed in the Company’s most recent Form 10-K and Form 10-Q’s, the Company’s strategy for reversing its declining finances depends substantially on its plans to bring its new AWARE-2 diagnostic product to market. The Investment Agreement filed as an exhibit the Company’s Form 8-K filed on January 15, 2014 specifically states that the Company requires additional financing in order to pursue approval of AWARE-2 from the U.S. Food and Drug Administration.

(c)     As discussed in the proxy statement, the Company currently has only 22,401,799 authorized shares available for sale, which, if sold at a price of $0.01 per share (the highest trading price for the Company’s stock during the past 12 months), would generate proceeds of only $224,018, far less than the costs involved in the FDA approval process. Moreover, investors can easily verify from public sources that the Company’s stock is trading at prices significantly below par value; since Delaware law prohibits a corporation from issuing shares at below par value, such circumstances represent a significant impediment to a company’s ability to raise equity financing. (The Company’s stock has not traded above $0.03 since May 2011.)

Given that the Company’s long-term survival may be in serious doubt if the Company cannot authorize more shares in order to obtain additional financing, the Company believes that it makes a compelling case for amending its certificate of incorporation as proposed. Although we do not dismiss the possibility that shareholders might question whether the Company could in fact survive on the shares it currently has authorized, or whether the number of new shares the Company is seeking to authorize is greater than necessary – or, for that matter, insufficient – to meet its reasonably foreseeable financing and equity compensation requirements, such determination would depend on factors not addressed in the financial statements, such as the projected cost of bringing AWARE-2 to market, the potential market for that product and other products we might introduce, the prices we are able to charge for the product, or the competition we may face in the marketplace.

Amanda Ravitz

February 12, 2014

As to the proposed change in par value, although we recognize that par value is a balance sheet item, we believe that investors typically do not consider par value in evaluating an investment, and thus, par value is not material. While par value was originally viewed as a way to protect shareholders from dilution, the modern era there are more effective checks on management, such as market factors and fiduciary duties. As evidence of the lack of importance accorded par value, we note that, despite the widespread practice of setting par value so low as to be virtually meaningless (many large cap stocks have a par value of $0.001, and Microsoft’s is $0.00000625), there are few if any reported complaints about low par values, even by the most aggressive of activist shareholders.

Based on the foregoing, the Company submits that the information available to stockholders in the proxy statement and in other publicly available sources is sufficient for them to exercise prudent judgment on the matters presented in the proxy statement.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, regarding the foregoing, please contact Jennifer Bernasek at (503) 601-6204 or Calypte’s legal counsel, Paul Blumenstein, at (650) 429-8121.

Sincerely yours,

/s/ Adel Karas

Adel Karas President, Chairman and CEO

cc:	Jennifer Bernasek Murray Smith Paul Blumenstein, Esq.